

January 23, 2024

Chan Yong Xian
Chief Financial Officer
Rectitude Holdings Ltd.
35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627

> **Re: Rectitude Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed January 16, 2024**
> **File No. 333-276517**

Dear Chan Yong Xian:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed January 16, 2024

Dilution, page 26

1.   Please explain to us how your net tangible book value per share (i.e., $1.38 per share) was determined.

History and Corporate Structure, page 47

2.   We note your disclosure regarding the group reorganization on January 3, 2024. Please tell us whether any consideration was exchanged in connection with this reorganization.

<u>Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 1 - Nature of Business and Organization, page F-7</u>

3.   Please revise to fully disclose all the transactions that changed the group holding structure as part of the Reorganization completed on January 3, 2024. In this regard, note 14 discloses that 12,499,900 shares were issued and that such issuance has been retroactively reflected, however it is not clear why an issuance of shares should be retroactively reflected rather than accounted for at the date of issuance. Your revised disclosure should fully describe the movement of the group companies between holders as part of the reorganization and the ownership of the listing entity before and after the reorganization.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William Rosenstadt